
November 29, 2012

<u>Via E-mail</u>
Clint E. Stein
Chief Financial Officer
Columbia Banking System, Inc.
1301 "A" Street
Tacoma, Washington 98402-4200

> **Re:** **Columbia Banking System, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 2, 2012**
> **File No. 333-184742**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 000-20288**
> **West Coast Bancorp**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **Form 10-Q for the Quarter Ended September 30, 2012**
> **Filed November 2, 2012**
> **File No. 001-34509**

Dear Mr. Stein:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Cover Page

1. We note that the value of the consideration to be received by West Coast shareholders will vary with the trading price of the Columbia common stock. Please revise to briefly summarize the formula that will be used to calculate the consideration.

Questions and Answers

What will each West Coast Shareholder Receive in the Merger?, page 1

2. It appears that Columbia shareholders will be diluted upon the issuance of common stock as a result of the merger. Please revise your disclosure in this section and throughout the proxy statement/prospectus to disclose the amounts by which shareholders will be diluted, in terms of ownership as well as book value, if applicable.

How does a West Coast shareholder elect the form of consideration he or she prefers to receive?, page 2

3. Revise your disclosure in this section and throughout the proxy statement/prospectus to include a placeholder for the exact date of the election deadline.   To the extent that you will not be able to include such date when the proxy statement/prospectus is delivered to shareholders, please tell us how you will convey the deadline to shareholders.

What happens if an election is not made prior to the election deadline?, page 3

4. Please revise to disclose what will happen if holders of the Series B Preferred Stock the Class C Warrants or the Restricted Shares do not make an election prior to the election deadline.

How do the boards of directors of Columbia and West Coast recommend that I vote?, page 4

5. Revise to include a separate discussion of the interests of the directors and officers of Columbia and West Coast with respect to the matters to be acted upon. Refer to Item 5 of Schedule 14A.

Summary

Recommendation of the Columbia Board of Directors, page 12

6. Please supplementally provide to the staff the board books or other materials, including projections, the boards considered in making their recommendations to shareholders.

Interests of West Coast Directors and Executive Officers in the Merger, page 13

7. Please revise to provide the specific information with respect to each of the bullets and quantify the compensation amounts that the directors and officers will receive in connection with the merger. In addition, revise to disclose that Mr. Robbins and Ms. McKeown have entered into employment agreements with Columbia. Please make corresponding revisions to the discussion in Risk Factors on page 36.

8. We note that one of the directors of West Coast will be recommended to serve on Columbia's board of directors following the merger. Revise to explain how that director will be chosen, and please tell us when you expect that the selection will be made. Please also consider adding a discussion in Risk Factors disclosing the conflict of interest of all of the directors, since it appears that any of them may be chosen for the Columbia board.

Selected Financial Data-West Coast Bancorp, page 20

9. Please include a footnote detailing how you determine the allowance for loan losses and allowance for credit losses as a percentage of nonperforming loans. For example, please disclose the nonperforming loan components which comprise the denominator in these calculations, specifically detailing whether or not accruing and/or nonaccruing troubled debt restructurings are included in this calculation and management's rationale in this regard.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Income, pages 25-26

10. Please revise to disclose in a pro forma note how the weighted average number of pro forma basic and fully diluted common shares was determined for each of the periods presented.

Note 4 – Pro Forma Adjustments, page 28

11. Please tell us why the 5% fair value adjustment applied against the carrying value of the loans being acquired is an appropriate measure reflective of the credit and pricing adjustments.

12. Please revise pro forma Note F to disclose how the amount of "core" deposits (i.e. interest or noninterest bearing transaction or time deposits, etc.) was determined and why a fair value adjustment of 1% is appropriate given the differing types of deposits. Also address why a shorter term (e.g. estimated life of the deposits) would not be a more appropriate measure in determining the amortization period.

13. With regard to pro forma Note J and the estimated change in control payments, please tell us how you determined these estimated amounts to be factually supportable under Rule 11-02(b)(6) of Regulation S-X.

Risk Factors, page 33

14. Please move this section in its entirety so that it is located directly after the Summary. Refer to Item 503(c) of Regulation S-K.

The merger agreement limits West Coast's ability to pursue an alternative transaction, page 34

15. Please make your disclosure more clear in this section by clarifying that the termination fee is not triggered solely by West Coast shareholders voting against the transaction.

The Merger, page 38

16. Please revise the first paragraph of this section to remove the language "this summary does not purport to be complete" and "this section is not intended to provide you with any factual information."

Regulatory Approvals Required for the Merger, page 47

17. We note that West Coast is obligated to inform and consult with the Federal Reserve Bank of San Francisco regarding payment of dividends, and also that they are subject to a Memorandum of Understanding with the FDIC that restricts their ability to pay dividends. Please disclose and describe any approvals or communications that will be required in connection with the consulting obligation or the MOU in order to complete the merger.

Background of the Merger, page 48

18. We note your disclosure on page 49 that West Coast representatives had discussions with two other financial institutions but that no definitive transaction proposal resulted. Please revise to provide more detail as to why the discussions ended, and please explain whether the two financial institutions were given data room access or otherwise conducted due diligence.

Recommendation of the West Coast Board of Directors and Reasons for the Merger, page 52

19. Please revise to include any negative or potentially negative factors that the board considered when determining whether the merger was advisable and in the best interests of West Coast and its shareholders. Please make similar disclosure with respect to the Columbia board's recommendation.

Columbia – Comparable Company Analysis, page 57

20. We note that Sandler O'Neill excluded First California Financial Group from the Columbia peer group. Please explain why it was excluded. We note further that it was not excluded from the West Coast peer group.

Sandler O'Neill's Relationship, page 64

21. Please provide the approximate amount of the transaction fee that Sandler will receive as compensation for its duties as financial advisor.

22. Please disclose the aggregate amount paid to Sandler O'Neill by West Coast over the past two years, as required by Section 1015 (b)(4) of Regulation M-A. Please provide similar disclosure with regard to any payments to Sandler by Columbia for any services rendered over the past two years.

Summary of analysis by KBW, page 71

23. Please disclose any additional services provided by KBW to either party over the past two years and, if applicable, the aggregate amount paid to KBW by each party for such services.

Interests of West Coast Directors and Executive Officers in the Merger

Employment Agreement, page 72

24. Please file the employment agreement with Mr. Sznewajs as an exhibit to your amended proxy statement/prospectus.

Employment Agreements..., page 73

25. We note that Mr. Robbins and Ms. McKeown entered into employment agreements with Columbia. Please file these agreements as exhibits to your amended proxy statement/prospectus.

Form 10-K for the Year Ended December 31, 2011

Certain Relationships and Related Party Transactions, page 45 of definitive proxy statement on Schedule 14A

26. Please confirm that by "other persons" in the representations included in this section, you mean persons not related to you. Please refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K. Confirm that you will provide the correct representation in future filings.

West Coast Bancorp – Form 10-K for the Year Ended December 31, 2011

Risk Factors, page 11

27. Please confirm that this section included all material risks that management believed were specific to the business at the time of filing. In addition, please confirm that you will revise future filings to state that all material risks have been disclosed.

Transactions with Related Persons, page 50 of definitive proxy statement on Schedule 14A

28. Please confirm that by "other persons" in the representations included in this section, you mean persons not related to you. Please refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K. Confirm that you will provide the correct representation in future filings.

West Coast Bancorp – Form 10-Q for the Quarter Ended September 30, 2012

Note 4. Investment Securities, page 12

29. Please provide us with your other than temporary impairment analysis for your investments in the pooled trust preferred securities (i.e. within the corporate securities portfolio) as of December 31, 2011 and for each of the subsequent quarterly reporting periods of fiscal 2012.

Nonperforming Assets, Troubled Debt Restructurings, OREO and Delinquencies, page 46

30. We note your disclosure of both performing and non-performing troubled debt restructurings in the troubled debt restructurings subsection. Please revise in any and all future filings to clearly disclose whether or not those troubled restructured loans on non-accrual are included in the subtotal of non-accrual loans contained in the nonperforming asset table.   For example, we note you disclosed $32.4 million in total nonaccrual loans as of September 30, 2012, however, we are unclear as to whether or not this includes $17.0 million in nonaccrual troubled debt restructurings as of that date. Also, please provide enhanced Management's Discussion and Analysis disclosures in future filings detailing how management views both accruing and non-accruing troubled debt restructured loans for the purposes of considering periodic loan loss provisions and the determination of allowance for loan loss coverage ratios. Please also ensure that any related financial statement footnote in this area contains sufficient granularity and transparency regarding accruing and non-accruing troubled debt restructurings and is consistent with other relevant disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas at (202) 551-3452 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc.   Via E-mail
        Stephen Klein
        Graham & Dunn PC